MICHAEL T. CRONIN, ESQUIRE

911 CHESTNUT STREET

CLEARWATER, FLORIDA 33756

 EMAIL: MIKEC@JPFIRM.COM

 TELEPHONE: (727) 461-1818

 DIRECT: (727) 330-3613

FILE NO. 54534.123600

September 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Edwin Kim, Staff Attorney

Re:         Bulova Technologies Group, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed January 13, 2014

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Filed August 19, 2014

File No. 000-09358

Dear Mr. Kim:

As a follow-up to our telephone conversation on Friday, September 26, 2014, this letter confirms that we will assist Bulova Technologies Group, Inc. in responding to the staff’s comment letter dated September 18, 2014. Given the nature of comments, we are respectfully requesting an initial 10-day extension to the registrant’s initial response.

Sincerely,

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, LLP

By:	/s/ Michael T. Cronin
Michael T. Cronin

“A 40 year commitment to our clients and to our community”